Mail Stop 3561

December 5, 2008

Jeffrey W. Shaw
Chief Executive Officer
Southwest Gas Corporation
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

>   **Re: Southwest Gas Corporation**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 28, 2008**
>   **File No. 001-07850**

Dear Mr. Shaw:

We reviewed your letter dated November 18, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

General

1.   We reviewed your response to comment 18 in our letter dated August 14, 2008 as well as Appendix 18A and 18B to your letter dated November 18, 2008. With respect to Appendix 18A, we note your disclosure that you "set salaries and overall compensation … at amounts that approximate the 50th percentile of the amounts paid by the focus group companies discussed above." To the extent that the 50th percentile for the national focus group and the regional focus group are not the same, please disclose how the committee evaluates and uses the information from the national focus group and the regional focus group to set salaries and overall compensation for your named executive officers. In the case of salaries, please also disclose the names of the "peer companies" referenced

Jeffrey W. Shaw
Southwest Gas Corporation
December 5, 2008
Page 2

under the heading salaries on page 18 of the proxy. If the reference to "peer companies" should instead be to "focus groups," please also revise your disclosure under the heading "Salary" to clarify this point.

2.	We reviewed your response to comment 19 in our letter dated August 14, 2008 as well as Appendix 19B to your letter dated November 18, 2008. Please revise your disclosure to include the grant date fair value for the actual number of performance shares granted.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director